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                            November 17, 2022

       Haggai Alon
       Chief Executive Officer
       Empatan Public Limited Company
       Mespil Business Centre
       Mespil House, Sussex Road
       Dublin 4, Ireland

                                                        Re: Empatan Public
Limited Company
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed October 31,
2022
                                                            File No. 333-267301

       Dear Haggai Alon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1 Filed October 31, 2022

       What Equity Stake Will Current Stockholders, the Initial Stockholders. . .., page 8

   1. We note your response to prior comment 7 and the disclosure on page 10 stating that your Sponsor and its
affiliates will hold 10.15%, 11.15%, 13.90% and 14.86% of the Post-
                                                        Combination Company
depending on the redemption scenario. We note that these are the same percentages for
the redemption scenarios disclosed on page 35 for the initial stockholders including
shares held by the underwriters and excluding the impact of any public warrants. Please
confirm that the disclosure on page 10 only includes the potential ownership of shares by
the Sponsor and its affiliates. Revise as applicable and specify that the calculations
assume exercise and conversion of all securities.
 Haggai Alon
FirstName LastNameHaggai   Alon
Empatan Public Limited Company
Comapany 17,
November  NameEmpatan
              2022       Public Limited Company
November
Page 2    17, 2022 Page 2
FirstName LastName
Q: Do any of the Company's Officers or Directors have Interests in the Business Combination . .
.., page 16

2. We note your response to prior comment 9. Please disclose in your list of interests that at the time of your business combination certain of your independent directors will be granted restricted stock units in the post-combination company.
3. We note your response to prior comment 8. Your disclosure says that the "Sponsor and our directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests" before listing such interests. We also note that you define "our" on your cover page to refer to
         Lionheart. Please revise to explain why you include Amir Bader, Haggai Alon, Pauline
         Khoo, and Zeren Browne as having interests that belong to the Sponsor and the
         Company's (i.e. Lionheart's) directors and officers in the business combination and which may conflict with shareholders' consideration of your proposals.
Q: What are the material U.S. federal income tax consequences of exercising my redemption rights?, page 21

4. We note your response to prior comment 2. Please clarify, if true, that the Excise Tax will only be imposed on the corporate entity that repurchases such shares and not the shareholders who exercise their redemption rights and whose shares are repurchased. In light of the caption to this question that suggests there are consequences to a holder exercising their redemption rights, please also state that no funds from the Trust Account or interest earned thereon will be used to pay the Excise Tax, as you disclose on page 82.
Fairness Opinion of Scura Partners, page 117

5. We note your response to prior comment 22 and reissue the comment. Your response should address how the Lionheart board evaluated Scura Partners' assumption that the transaction will be a "tax free reorganization" in light of your disclosure on page 20 that
         "there is substantial uncertainty as to whether the requirements for a 'reorganization'
         [under Section 368(a) of the Code] can be satisfied" and that counsel will opine only that the Business Combination will qualify as a transaction described in
Section 351(a) of the
         Code. If you are unable to reconcile the assumption with the facts presented, tell us your basis for relying on this opinion if there is substantial uncertainty about one of its assumptions.
6. We note your response to prior comment 24 and revisions that remove references to
         SMX. Item 1015(b)(4) of Regulation M-A requires disclosure about any material relationships or compensation between the outside party providing the report, opinion or appraisal and the subject company (i.e. SMX). Please revise accordingly.
7. We note your response to prior comment 26. Your response states that Scura Partners
         received certain financial projections of SMX and    did consider such
information (along
         with a range of other data and factors) in creating the financial model that served as a
 Haggai Alon
Empatan Public Limited Company
November 17, 2022
Page 3
         portion of its analysis set forth in the Registration Statement and the opinion it rendered to
         the Lionheart Board.    Item 1015(b)(6) of Regulation M-A requires the
disclosure of the
            bases for and methods    used by your financial advisor to arrive
at its findings and
         recommendation. Please disclose any financial projections provided by Lionheart or
         SMX and used by Scura Partners.
8. We note your response to prior comment 23 and reissue the comment. Please add the requested cautionary language to the company's disclosure in the registration statement as
         the opinion states the financial advisor   s belief that the
transaction is fair to the SPAC
         (i.e., all shareholders as a group) rather than opining on the fairness to shareholders unaffiliated with the sponsor or its affiliates.
Submission of Business Combination to a Stockholder Vote, page 193

9. We note your response to prior comment 28. Your disclosure on page 193 continues to refer to the shares held by Nomura in calculating the number of shares that may be needed to be voted in favor of the Business Combination for its approval while your similar disclosures elsewhere refer to the underwriters. Further, as previously noted, your disclosure about the number of votes by holders of your public shares needed to approve the business combination is not consistent. In that regard, you state on pages 15 and 40 that you only need 35.6% of public shares assuming all outstanding shares are voted or
         3.44% of public shares assuming only the minimum number of shares representing a quorum are voted, but on page 193 state that 23.5% and 0% of public shares are needed in these scenarios, respectively. Please advise or revise.
Research and Development, page 224

10. We note your response to prior comment 32 and revised disclosure indicating that SMX has agreed to provide shareholder loans to Yahaloma. For each loan with a related party, please provide the information required by Item 7.B. of Form 20-F. Disclose as of the most recent practicable date whether SMX has made any loans to Yahaloma for staff costs and the terms of repayment. Clarify the milestones upon which SMX's loan of USD
         350,000 is payable to Yahaloma and whether there is any interest due on the repayment.
Notes to theLastNameHaggai
FirstName    Unaudited Interim   Condensed Consolidated Financial Statements,
page F-48
                              Alon
Comapany
11.         NameEmpatan
       Please               Public Limited from
              disclose the reimbursement    Company
                                                 paid pilots and proof of
concept projects as of
       June  30, 2022 similar
November 17, 2022 Page 3      to your disclosure as of December 31, 2021.
FirstName LastName
 Haggai Alon
FirstName LastNameHaggai   Alon
Empatan Public Limited Company
Comapany 17,
November  NameEmpatan
              2022       Public Limited Company
November
Page 4    17, 2022 Page 4
FirstName LastName
Notes to Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Intangible Assets, page F-67

12. We have reviewed your response to prior comment 36. We note your current intangible assets disclosure identifies in general terms the five points in IAS
38.57. In consideration
         that you have not generated any revenue through June 30, 2022, expand your disclosure to discuss each of these points as it relates specifically to your business. Further disclose the types of development activities that you are currently capitalizing. Refer to IAS 38.59.
         Further expand your disclosure to explain specifically as it relates to your business the circumstances that would allow you to begin amortization of development costs. In this regard, clarify when you anticipate the assets will be available for use, or when they will be in the location and condition necessary to be capable of operating in the manner intended by management. Refer to IAS 38.97. Please consider revising your Critical
         Accounting Policies and Estimates disclosures on page 253 to address the subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Julie Rizzo